GREAT PANTHER SILVER LIMITED
(the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, and relates to the results of voting at the Annual General Meeting of the shareholders of the Company held on June 4, 2015.

Total Shares represented at the meeting:	71,529,863 (51.25%)
Total Issued and Outstanding Shares as at Record Date:	139,573,707

MATTERS VOTED UPON		VOTING RESULTS
1.	Number of Directors Setting the number of directors at six	For	Against
		69,041,309 (96.86%)	2,243,403 (3.14%)
The number of directors was set at six.
2.

Election of Directors

The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:

     Robert A. Archer
     R.W. (Bob) Garnett
     Kenneth W. Major
     John Jennings
     W.J. (James) Mullin
     Jeffrey R. Mason

		For	Withheld
		25,452,457 (97.99%) 25,433,496 (97.91%) 25,374,658 (97.69%) 25,357,850 (97.62%) 25,350,870 (97.60%) 10,718,991 (41.27%)	522,714 (2.01%) 541,675 (2.09%) 600,513 (2.31%) 617,321 (2.38%) 624,301 (2.40%) 15,256,180 (58.73%)
Five of the proposed candidates were duly elected as directors by shareholders present or represented by proxy. Jeffrey R. Mason did not receive the support of the majority of the votes cast at the meeting.
3.	Appointment of Auditors The appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company and authorizing the directors to fix their remuneration.	For	Withheld
		69,422,966 (97.05%)	2,106,864 (2.95%)
KPMG LLP, Chartered Accountants, was appointed as auditors of the Company and the directors were authorized to fix their remuneration.

DATED this 5th day of June, 2015.

GREAT PANTHER SILVER LIMITED

By:	“Jim A. Zadra”
Jim A. Zadra
Chief Financial Officer & Corporate Secretary